Exhibit (d)(1)

INVESTMENT BANKING ENGAGEMENT AGREEMENT

August 15, 2013

DelMar Pharmaceuticals, Inc.
Attention: Jeffrey Bacha
999 West Broadway
Suite 720
Vancouver, BC V5Z 1K5
Canada

Dear Jeff:

National Securities, Corp. (“National”) is pleased to provide on a non-exclusive basis investment banking and financial advisory services to DelMar Pharmaceuticals, Inc. (the “Company”) with respect to 1) advising the company on ways to optimize their available financial alternatives including but not limited to the potential solicitation of existing warrant holders 2) strategic introductions, potential joint venture opportunities and assisting the Company in developing a well-coordinated and integrated plan to address ways in which the Company can seek to increase its visibility within its markets, enhance its liquidity and establish non deal roadshows on the terms and conditions in this letter agreement (the “Agreement”) and 3) any other general advisory services that the Company may seek to pursue and avail themselves of.

1.	Engagement; Nature of Services.

(a) The Company engages National as the Company’s non-exclusive financial advisor to render such financial and other advice as an investment banker, as the Company may reasonably request and National deems necessary or appropriate in connection with the Agreement.

(b) National shall in the course of the Engagement:

•
Organize ‘non-deal’ roadshows each comprising presentations to its offices, during the period between September 1 and November 15, 2013 and January 1 and February 28, 2014, the schedule for which shall be agreed between National and the Company no less than 5 business days before the start of each period; and

•
Assist in the preparation and dissemination of information regarding the Company and its activities and prospects, including, but not limited, to investor kits and presentations to institutional & retail investors, with the goal of promoting increased name recognition for the Company and familiarity with the Company’s business model, activities and strategies.

(c) National shall render such other investment banking or financial advisory services as may from time to time be agreed upon by National and the Company (e.g., fairness opinions, business plans).  The fees payable for any such other services shall be customary investment banking or financial advisory fees to be mutually agreed upon based upon the nature and type of the services to be rendered.

(d) National shall not be required to undertake duties not reasonably within the scope of the investment banking or financial advisory services contemplated by this Agreement or to spend any minimum amount of time in providing such services.  National does not provide tax, accounting or legal advice.  Any public offerings shall be subject to a separate agreement and are expressly not addressed in this Agreement.

2.	Information.

The Company will furnish to National such information as National reasonably requests in connection with performing its services. In performing its services, National will use and rely upon the information furnished by the Company as well as publicly available information regarding the Company. Accordingly, National shall be entitled to assume and rely upon the accuracy and completeness of all such information and is not required to independently verify any information, whether publicly available or otherwise furnished to it, including any financial information, forecasts or projections.  For any financial forecasts and projections made available to National by the Company, National may assume that the forecasts and projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company.

In the event the Company makes  available to National certain information concerning the business, financial condition, operations, assets and liabilities of the Company and other proprietary information of the Company (“Confidential Information”) in connection with the performance of its duties hereunder National agrees to treat such Confidential Information (whether prepared by the Company, its advisors, investors or otherwise and irrespective of the form of communication) which is furnished to National or to its employees or agents now or in the future by or on behalf of the Company  as confidential and to hold it in confidence in accordance with the provisions of this Agreement, and to take or abstain from taking certain other actions hereinafter set forth.  Confidential Information also shall be deemed to include all notes, analyses, compilations, studies, interpretations or other documents prepared by National, its employees or agents which contain, reflect or are based upon, in whole or in part, Confidential Information furnished to National, its employees or agents pursuant hereto.  The term Confidential Information does not include information which (i) is or becomes generally available to the public other than as a result of a disclosure by National, its employees or agents, or (ii) becomes available to National on a non-confidential basis from a source other than the Company (including without limitation any of the Company’s directors, officers, employees or agents), or any of its attorneys, accountants, investors, consultants, bankers and financial advisors (collectively, the “Representatives”), provided that such source is not bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company or any other party with respect to such information.

National hereby agrees that National, its employees and agents shall use the Confidential Information  solely for the purposes contemplated by this Agreement.

3.	Fees.

For the services to be rendered by National, the Company shall pay to National, or its designees in the case of warrants, the Fees set forth below.

i.
Upon execution of this Agreement, the Company shall pay to National, and in the case of warrants to buy shares of Common Stock, National or its designees, the Fee consisting of  1) Three Hundred Thousand (300,000) 5 year cashless warrants to purchase shares of Common Stock of the Company at an exercise price of $1.76 per share (the “National Warrants”). One half (150,000) of the National Warrants shall vest upon the Effective Date and one-half (150,000) of the National Warrants shall vest upon the one month anniversary of the effective date. and 2) a Warrant Solicitation Fee that is equal to 5% of the gross dollar amount received by the Company as a result of warrant exercises by existing warrant holders holding warrants received as part of the Company’s 2013 private placement, which for clarity is the financing completed between January 25 2013 and March 6, 2013, during the time period in which the Company and National are engaged, such time being reflected as the Warrant Solicitation Period. The Fees shall be due and payable within five (5) business days of this Agreement or in the case of the Warrant Solicitation Fee, within 5 days from receipt by the Company of the warrant exercise proceeds, and considered fully earned and non refundable upon receipt of such Fees. The National Warrants shall contain customary terms including without limitation, change of control, anti-dilution for stock splits, stock dividends and similar recapitalization events, customary piggyback registration rights, and provisions for “cashless” exercise, and shall be in a form reasonably acceptable to the parties and their respective counsel, and to the Company’s auditors in consideration of any terms which could be interpreted as a derivative liability to the degree which could prohibit the Company from listing on a recognized stock exchange such as NASDAQ or the NYSE.

If within 12 months following the execution of this Agreement,  the Company proposes to raise any capital in which the shares of the Company’s common stock are sold in the Offering (a “Qualifying Financing”), the Company shall provide written notice of such Qualifying Financing to Nationaland National shall have the right for a period of five business days after the date of the Company’s notice, if it so chooses, to participate in the Qualifying Financing as a co-agent or co-manager, depending on the nature of the transaction, and if National exercises its right to participate in the Qualifying Transaction it shall have the right to offer the portion of the securities offered in the Qualifying Financing to the National’s high net worth clients as determined by good-faith negotiation between National, the Company and the other co-agent(s) or co-manager(s),however  such participation to be no less than fifteen percent (15%) in any instance, for which National shall receive fees based on its clients’ participation in the Qualifying Financing.

4. Expenses.

In addition to any fees that may be payable to National, the Company agrees, from time to time upon request, to reimburse National for: (a) all reasonable travel and related expenses arising out of this engagement; and (b) all other reasonable out-of-pocket expenses incurred in connection with this engagement.  However, to the extent the total of these reimbursements exceed one thousand dollars ($1,000), such excess shall be subject to the Company’s prior approval. The Company shall reimburse National for all expenses due to it within 30 days of receipt of a statement for these expenses from National.

5. Scope of Responsibility.

National shall not be liable to the Company, or to any other person claiming through the Company, for any claim, loss, damage, liability, or expense suffered by the Company or any such other person arising out of or related to National’s engagement except for any claim, loss, damage, liability or expense that arises out of, or is based upon, any action or failure to act by National that constitutes bad faith, willful misconduct or gross negligence.

6. Indemnification; Contribution.

(a) The Company agrees to indemnify and hold harmless National and its officers, directors, shareholders, employees, affiliates, agents and each person who controls National (and any of its affiliates) within the meaning of Section 15 of the Securities Act of 1933, as amended or Section 20 of the Securities Exchange Act of 1934, as amended (each an “Indemnified Person”), to the fullest extent lawful, against any and all claims, losses, damages, liabilities, and expenses (including all fees and disbursements of counsel and other expenses reasonably incurred in connection with the investigation of, preparation for and defense of any pending or threatened claim, action, proceeding, inquiry, investigation or litigation, to which an Indemnified Person may become subject) (collectively, “Damages”) incurred that arise out of or are related to National’s engagement under this Agreement.  However, this indemnification shall not include any Damages that are found in a final judgment by a court of competent jurisdiction to have resulted from the bad faith, willful misconduct or gross negligence of National.

(b) If the indemnity above is unavailable or insufficient to hold harmless an Indemnified Person, then the Company shall contribute to amounts paid or payable by an Indemnified Person for Damages in such proportion as appropriately reflects the relative benefits received by the Company on the one hand and National on the other. If applicable law does not permit allocation solely on the basis of benefits, then such contribution shall be made in such proportion as appropriately reflects both the relative benefits and relative fault of the parties and other relevant equitable considerations. However, in no event shall National’s aggregate contributions for Damages exceed the amount of fees actually received by National under this Agreement. The relative benefits to the Company and National of this Agreement shall be deemed to be in the same proportion that the total value paid or received or contemplated to be paid or received by the Company or its security holders in connection with this Agreement  bears to the fees paid to National under this Agreement.

(c) Promptly after receipt by National of notice of any claim or the commencement of any action for which an Indemnified Person may be entitled to indemnity, National shall promptly notify the Company of such claim or the commencement of such against the Indemnified Person that would give rise to indemnification.  However, any delay or failure to notify the Company will not relieve the Company of its indemnity obligation except to the extent it is materially prejudiced by such delay or failure.  The Company may participate in the defense of the claim and shall assume the defense of the claim and shall pay as incurred the fees and disbursements of counsel for the proceeding. In any proceeding where the Company declines to assume the defense or the Company’s counsel is deemed to have a conflict of interest, the Indemnified Person shall have the right to retain its own counsel which shall be reasonably satisfactory to National.  The Company shall pay the fees and expenses of such counsel as incurred.  However, the Company shall not be responsible for the fees and expenses of more than one counsel (other than counsel of record) for all Indemnified Persons.

(d) The Company will not enter into any waiver, release or settlement for any threatened or pending claim, action, proceeding or investigation or settle any related litigation for which indemnification may be sought under this Agreement (whether or not Indemnified Persons are a formal party to the litigation), unless the waiver, release or settlement includes an unconditional release of each Indemnified Person from any and all liability arising out of the threatened or pending claim, action, proceeding, investigation or litigation.

7. Term; Termination of Engagement.

The term of this engagement shall be for nine (9) months from the date of this Agreement.  Nevertheless, National’s engagement may be terminated by either the Company or National at any time upon written notice to that effect to the other party.

The provisions of this Section 7 and of Sections 3,4, 5 and 6  of this Agreement shall survive termination.

8. Representations and Warranties; Covenants.

The Company represents, warrants and covenants as follows:

(a) All information provided by the Company will be accurate and complete in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made.

(b) During the term of this Agreement, the Company will (a) promptly notify National of any material development in the operations, financial condition or prospects of the Company or its assets, whether or not in the ordinary course of business, (b) provide copies of its annual reports and other financial reports not publicly available at the earliest time the Company makes them available to others, and (c) provide such other information concerning the business and financial condition of the Company and its assets as National may from time to time reasonably request.

(c) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action and will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any contract, indenture, mortgage, loan agreement, note lease or other instrument to which the Company is bound, or to which any property or assets of the Company are subject.

9. Reliance on Others.  The Company confirms that it will rely on its own counsel and accountants for legal, tax and accounting advice.

10. No Rights in Shareholders, etc.  National has been engaged only by the Company, and this engagement is not deemed to be on behalf of and is not intended to confer rights upon any shareholder, partner or other owner of the Company or any other person not a party to this Agreement as against National. Unless otherwise expressly agreed, no one other than the Company is authorized to rely upon this engagement of National or to rely upon any statements, advice, opinions or conduct by National.

11. Independent Contractor; No Fiduciary Duty; Non-Exclusive Services:  National’s role is that of an independent contractor and nothing in this Agreement is intended to create or shall be construed as creating a fiduciary relationship between the Company and National.  National and its affiliates provide financial advisory services, investment banking services, and consulting advice to others.  Nothing in this Agreement shall limit or restrict National in providing services to others, except as such services may relate to matters concerning the Company’s business and properties.

12. Public Disclosure: The Company agrees to distribute at its expense any pre-approved press release via Businesswire National Circuit or a similar news service concerning the Company and its business, as National may reasonably request.

13. Advertising.  National may, at its option and expense subject to the Company’s prior written approval: (a) place advertisements in financial and other newspapers and journals (including electronic versions) describing its services to the Company and (b) use the Company’s corporate logo in such advertising or related promotional materials (including electronic versions) concerning National’s services to the Company. If requested by National, the Company may include a mutually acceptable reference to National in any press release or other public announcement made by the Company regarding this Agreement.

14. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in all respects under the laws of the State of New York, without reference to its conflict of laws provisions.  Any right to trial by jury for any claim, action, proceeding or litigation arising out of this Agreement or any of the matters contemplated in this Agreement is waived by the Company and National. The parties hereby irrevocably and unconditionally: submit to the jurisdiction of the federal and state courts located in the State of New York, for any dispute related to this Agreement or any of the matters contemplated hereby; consent to service of process by registered or certified mail return receipt requested or by any other manner provided by applicable law; and waive any right to claim that any action, proceeding or litigation so commenced has been commenced in an inconvenient forum.

15. Miscellaneous. Nothing in this Agreement is intended to obligate National to provide any services other than as set forth above. This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall be considered a single instrument. This Agreement constitutes the entire agreement between the parties, and supersedes all prior agreements and understandings (both written and oral) of the parties with respect to the subject matter of this Agreement.  This Agreement cannot be amended or otherwise modified except in writing signed by the parties. The provisions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company and National.

If you agree with the foregoing, please sign both copies of this letter, retain one copy for your records and return the other copy to us, whereupon the Agreement shall become effective as of August 15, 2013.

Sincerely,

National Securities Corporation

By: /s/ Jonathan C. Rich
Name: Jonathan C. Rich
Title: EVP — Head of Investment Banking

ACCEPTED AND AGREED:

DelMar Pharmaceuticals, Inc.

By: /s/ Jeffrey A. Bacha
Name: Jeffrey A. Bacha
Title: Chairman & CEO